EF HUTTON

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

October 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Castellum, Inc (the “Company”)

Registration Statement on Form S-1

File No. 333-267249

Ladies and Gentlemen:

Reference is made to our letter, submitted as a correspondence via EDGAR on October 5, 2022, in which we, as the representative of the underwriters of this public offering, requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 6, 2022, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective pursuant to said request and we hereby formally withdraw said request for acceleration of the effective date.

Please also be advised that the Company is concurrently submitting, as of the even date hereof, a withdrawal of its request for acceleration of the effective date.

Very truly yours,

EF HUTTON
Division of Benchmark Investments, LLC
By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal